Exhibit 99.1
FOR IMMEDIATE RELEASE
NewLead Holdings Ltd. Announces Two New Time Charters
- One-year time charters with 50% profit sharing
PIRAEUS, GREECE, September 7, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international, vertically integrated shipping company, today announced that it has entered into new time charter contracts with a first-class European charterer for two product tankers, the Newlead Avra and the Newlead Fortune.
The 2004-built 73,495 dwt Panamax vessels have each been chartered-out for one year, commencing immediately upon completion of their respective current spot voyages. For the Newlead Avra, the net daily charter-out floor rate will be $13,825 plus 50% profit sharing based on the vessel’s actual earnings. For the Newlead Fortune, the net daily charter-out floor rate will be $13,825 plus 50% profit sharing on earnings based on TC5 index earnings.
Mr. Michael Zolotas, president and chief executive officer of NewLead, stated, “We are pleased to announce that we have chartered-out two of our vessels securing floor rates while providing the opportunity to capture market upside with profit sharing. This agreement demonstrates our ever-increasing ability to secure competitive rates with high quality counterparties and also allows for earnings expansion as the market continues to improve.”
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers and dry bulk vessels. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the drybulk vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead Holdings Ltd. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead Holdings Ltd. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry-docking, changes in NewLead Holdings Ltd.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in NewLead Holdings Ltd.’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” ‘forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

Investor Contact:	Media Contact:
Sarah Freeman	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x244	+ 30 (213) 014 8023
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